COLOR STAR TECHNOLOGY CO., LTD.
ATTN: LILI JIANG
7 WORLD TRADE CENTER, SUITE 4621
NEW YORK, NY 10007

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on April 9, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on April 9, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D74425-P72084 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

COLOR STAR TECHNOLOGY CO., LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 6, 7, AND 8.

5. To elect (and / or re-elect, as applicable) as an ordinary resolution the nominees listed in the Proxy Statement to the Company's Board of Directors;

Nominees:	For	Against	Abstain
1a. Lucas Capetian	☐	☐	☐
1b. Jehan Zeb Khan	☐	☐	☐
1c. Long Yi	☐	☐	☐
1d. Ahmad Khalfan Ahmad Saeed Almansoori	☐	☐	☐
1e. Hung-Jen Kuo	☐	☐	☐
6. To ratify the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2022 as an ordinary resolution;	☐	☐	☐
7. To authorize and approve the Company's 2022 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares, as an ordinary resolution;	☐	☐	☐
8. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof as an ordinary resolution.			

	For	Against	Abstain
1. To implement a reverse share split of the Company's ordinary shares, as an ordinary resolution, par value US$0.001 per share, including the Company's ordinary shares reserved for issuance (the "Original Ordinary Shares"), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our Board of Directors, such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of the Company, par value US$0.04 (the "Adjusted Ordinary Shares"), and that the authorized share capital of the Company is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares;	☐	☐	☐
2. Subject to the approval of Proposal 1, as an ordinary resolution, to increase the authorized share capital of the Company at a time during the following six months to be determined by further action of our Board of Directors from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares of a par value of US$0.04 each to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares of a par value of US$0.04 each by the creation of an additional 780,000,000 Adjusted Ordinary Shares of a par value of US$0.04 each to rank pari passu in all respects with the Adjusted Ordinary Shares then existing;	☐	☐	☐
3. Subject to the approval of Proposal 1 and 2, to replace at a time during the following six months to be determined by further action of our Board of Directors the existing Amended and Restated Memorandum and Articles of Association of the Company in their entirety with new Amended and Restated Memorandum and Articles of Association as a special resolution;	☐	☐	☐
4. As an ordinary resolution, to authorize that the registered office of the Company make all required filings in relation to the Proposals with the Registrar of Companies and the transfer agent to make all relevant updates to the Company's register of members;	☐	☐	☐

Note: Please sign exactly as your name or names appear in the Company's stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D74426-P72084

COLOR STAR TECHNOLOGY CO., LTD.
7 WORLD TRADE CENTER, SUITE 4621, NEW YORK, NY 10007

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 PM ON APRIL 11, 2022 CHINA TIME (9:00 AM EASTERN TIME)
(RECORD DATE - MARCH 10, 2022)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Lili Jiang, as proxies of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of stock of Color Star Technology Co., Ltd. (the "***Company***") which the undersigned is entitled to vote, as specified on the reverse side, at the Annual Meeting of Shareholders of the Company on April 11, 2022, at 9:00 p.m., China Time (9:00 am Eastern Time), at No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Continued and to be signed on reverse side